                                                                Exhibit (a)(4)


                             BANKERS TRUST COMPANY
                               130 LIBERTY STREET
                            NEW YORK, NEW YORK 10006



                                                                January 22, 1998



J.W. Childs Equity Partners, L.P.
1 Federal Street
21st Floor
Boston, MA  02110

Attention:  Steven G. Segal


re  Senior Secured Revolving Financing
--------------------------------------


Dear Steve:

          You have advised Bankers Trust Company ("BTCo") that you, your affiliates and other investors satisfactory to BTCo intend to sponsor a recapitalization transaction (the "Recapitalization") of Universal Hospital Services, Inc. (the "Borrower") pursuant to which the Borrower will repurchase with the proceeds of the Equity Financing described below, the Notes described below and the Senior Secured Financing described below all of the issued and outstanding shares of capital stock (the "Shares") of the Borrower (calculated on a fully-diluted basis except for rollover shares of capital stock held by certain members of senior management of the Borrower (the "Rollover Shares")). You have advised BTCo that the price per share to be paid for each outstanding share of the Borrower pursuant to the Recapitalization shall be $15.50.

          BTCo further understands that, in order to consummate the Recapitalization, (i) common equity financing (the "Equity Financing") is required by the Borrower which will provide aggregate equity proceeds of at least $25 million from investors satisfactory to BTCo (at least $20 million of which shall be in cash, approximately $900,000 of which shall be in option rollover value, and the remainder of which shall be Rollover Shares), (ii) senior unsecured debt securities in the aggregate principal amount of at least $105 million (the "Notes") will be issued by the Borrower on or prior to the date of the consummation of the Recapitalization and (iii) senior secured bank financing (the "Senior Secured Financing") in the form of a revolving credit facility in the amount of $25 million (the "Credit Facility") is required by the Borrower. A summary of certain of the terms and conditions of the Credit Facility is set forth in the attached Summary of Certain Terms and Conditions (the "Term Sheet") attached hereto as Exhibit A. An additional component of the Recapitalization will be a reduction, on or prior to the closing of the Recapitalization, of at least $3.3 million in the aggregate amount of cash necessary to effectuate the Recapitalization associated with the exercise price of outstanding options. BTCo also understands that the proceeds from the Credit Facility shall be used to (i) refinance certain existing indebtedness of the Borrower, (ii) pay related fees and expenses in connection with the Recapitalization and (iii) provide for the working capital and general corporate needs of the Borrower and its subsidiaries.

          BTCo is pleased to advise you of its commitment to provide, subject to the terms and conditions contained in this letter and in the Term Sheet, 100% of the Credit Facility. In connection with the Senior Secured Financing, BTCo shall act as sole administrative agent. BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Credit Facility, to syndicate all or part of its commitment to one or more financial institutions or other "accredited investors" (as defined in Regulation D of the Securities Act of 1933, as amended) (collectively, the "Lenders" and each a "Lender") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. Initial Lenders in the syndicate will be acceptable to the Agent and the Borrower, with the Borrower's consent to the inclusion of such Lenders in the syndicate not to be unreasonably withheld. You agree to actively assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between you and your advisors and the Borrower's senior management and advisors and the proposed Lenders. To assist BTCo in its syndication efforts, you hereby agree (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Financing, including making available your officers from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

          You hereby represent and covenant that (i) all information, other than the Projections (as defined below), which has been or is hereafter made available to BTCo or the other Lenders by you or any of your representatives in connection with the transactions contemplated hereby (the "Information") is and will be complete and correct in all material respects taken as a whole and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading (it being understood by BTCo that any representation by you as to any information relating to the Borrower and its subsidiaries is made to your best knowledge and is based solely on the information provided by you to
us) and (ii) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to BTCo or the other Lenders by you in connection with the transactions contemplated hereby (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the closing date of the Senior Secured Financing so that the representation and warranty in the preceding sentence is true and correct on such closing date. You acknowledge that in arranging and syndicating the Senior Secured Financing, BTCo will be using and relying on the Information and Projections without independent verification thereof. In issuing this commitment and undertaking BTCo is relying on the accuracy of the information furnished by you or on your behalf.

          Whether or not the transactions contemplated by this letter are consummated, you hereby agree to indemnify and hold harmless BTCo and each of its affiliates (collectively, "BT") and each of the other Lenders, each affiliate thereof and each director, officer, employee, agent or representative thereof (each an "indemnified person") in connection with any losses, claims, damages, liabilities or other expenses to which such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Recapitalization, this letter (as used in this and the following paragraphs, "this letter" shall include any previous letter or letters dealing with the subject matter hereof), or the extension of the Senior Secured Financing contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of any of the Senior Secured Financing contemplated by this letter, and you agree to reimburse each indemnified person for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which indemnified expenses arise), provided that you shall have no obligation hereunder to indemnify any indemnified person for any loss, claim, damage, liability or expense which resulted primarily from the gross negligence or willful misconduct of such indemnified person. This letter is furnished for your benefit, and may not be relied upon by any other person or entity. Neither BT nor any other Lender shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter.

          In addition, whether or not the transactions contemplated by this letter are consummated, you hereby agree to pay upon request, all out-of-pocket costs and expenses (including the reasonable fees and expenses of White & Case and such local real estate counsel as may be retained by BT in connection with the transactions contemplated hereby) incurred by BT in connection with the preparation, execution and delivery of this letter and the Credit Facility and our due diligence and syndication efforts in connection therewith (which costs and expenses shall include, but not be limited to, printing, distribution, transportation, computer, duplication, audit, insurance, third party consultants (which, if retained, shall be done in consultation with you), bank meetings, UCC, judgment, tax lien and similar searches and recording and filing fees). Upon consummation of the Recapitalization and the unconditional written assumption by the Borrower of your obligations in respect of same, you shall be released from all obligations under this paragraph, the preceding paragraph and the paragraph above relating to representations and warranties regarding Information.

          BTCo reserves the right to employ the services of its affiliates (including, without limitation, BT Alex. Brown Incorporated) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and its affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates, and such affiliates may share with BTCo, any information relating to you and your affiliates and subsidiaries or the Borrower and its affiliates and subsidiaries (including, without limita tion, any non-public customer information regarding the creditworthiness of such entities) or the Recapitalization, subject to BTCo's customary treatment of customer confidential information. You should also be aware that BTCo or its respective affiliates may be providing financing or other services to parties whose interests may conflict with yours. However, be assured that, consistent with its long-standing policies to hold in confidence the affairs of our customers, BTCo and its affiliates will not furnish information obtained from you to any of our other customers.

          BTCo's willingness to provide the Senior Secured Financing as set forth above will terminate on April 30, 1998 if definitive documentation evidencing the Senior Secured Financing, satisfactory in form and substance to BTCo, shall not have been entered into prior to such date and the Recapitalization shall not have been consummated. You shall have the right, at any time upon written notice to BTCo, to terminate the commitments of BTCo under this letter. The provisions of the immediately preceding three paragraphs and the immediately succeeding two paragraphs shall survive any termination of this letter.

          You are not authorized to disclose this letter or its contents to any other person or entity other than your legal and financial advisors in connection with your evaluation of this letter until such time as you have accepted this letter and the accompanying fee letter as provided in the immediately succeeding paragraph. You agree that this letter is for your confidential use only and will not be disclosed by you to any person or entity other than your accountants, attorneys and other advisors, and then only in connection with the Credit Facility and on a confidential basis, except that, following your acceptance of this letter and the fee letter, you may make public disclosure of the existence and amount of BTCo's commitment, you may file a copy of this letter in any public record in which it is required by law to be filed, you may disclose this letter to the board of directors of the Borrower and their advisors and you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make.

          This letter and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York. Each party hereby irrevocably waives all right to trial by jury of any actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this letter, the transactions contemplated hereby or the actions of BTCo in negotiation, performance or enforcement hereof. If you are in agreement with the foregoing, please sign and return to us (including by way of facsimile) the enclosed copy of this letter, together with a copy of the fee letter enclosed herewith, no later than 5:30 p.m. (New York time) on January 23, 1998. If you decide not to take the foregoing actions, you are to return all copies of this letter and such fee letter to BTCo as promptly as possible and in such event you are not authorized to disclose this letter or the contents thereof to any other party (except as may be required by applicable law or an order of a court of competent jurisdiction).

                              Very truly yours,

                              BANKERS TRUST COMPANY



                              By /s/ Victoria T. Page
                                ________________________________________________
                                 Title:


Agreed to and Accepted this
22nd day of January, 1998

J.W. CHILDS EQUITY PARTNERS, L.P.
---------------------------------

     By:  J.W. Childs Advisors, L.P.,
          its General Partner

     By:  J.W. Childs Associates, L.P.,
          its General Partner

     By:  J.W. Childs Associates, Inc.,
          its General Partner



By /s/ Edward Yun
  ___________________________________________________
  Title:

                                                                       EXHIBIT A
                                                                       ---------

                               SUMMARY OF CERTAIN
                            TERMS AND CONDITIONS(1)
                            --------------------


Credit
Facility:       $25 million senior secured revolving credit facility, subject to certain borrowing base limitations described below.

Borrower:       Universal Hospital Services, Inc.

Agent:          BTCo.

Letter of
Credit Issuer:  BTCo.

Lenders: BTCo and a syndicate of lenders formed by BTCo and reasonably acceptable to the Borrower.

Use of
Proceeds:       Loans under the Credit Facility (the "Loans") shall be used
                (w) to refinance certain existing indebtedness of the Borrower, (x) to make certain severance and pension related payments, (y) to pay certain fees and expenses owing in connection with the Recapitalization and (z) to provide for ongoing general corporate, working capital and equipment purchase requirements of the Borrower and its subsidiaries. A letter of credit sub-facility shall be provided under the Credit Facility, subject to a letter of credit sub-limit of $5 million. Borrowings (and utilizations under the letter of credit sub-facility) under the Credit Facility shall not exceed the Available Borrowing Amount referred to below. No more than $9 million of the Credit Facility may be utilized on the Closing Date (no more than (x) $3.0 million of which shall be attributable to the repayment of indebtedness incurred after September 30, 1997 and prior to the closing of the Recapitalization and (y) $3.3 million of which shall be attributable to severance and pension related payments.


---------------------
(1) Unless otherwise defined herein, capitalized terms used herein and defined in the commitment letter to which this Exhibit A is attached (the "Commitment Letter"), are used herein as therein defined.

                                                                     EXHIBIT A
                                                                        Page 2


Availability:   Loans may be borrowed, repaid and reborrowed after the closing date of the Credit Facility (the "Closing Date") and prior to the Maturity Date referred to below, in accordance with the terms of a credit agreement (the "Credit Agreement") and other definitive credit documentation for the Credit Facility
                (together with the Credit Agreement, the "Credit Documents").
                Availability under the Credit Facility shall be limited to the lesser of the then aggregate outstanding total commitment thereunder and the Borrowing Base described below (the
                "Available Borrowing Amount").

Maturity Date:  The fifth anniversary of the Closing Date (the "Maturity
                Date"), provided, however, that the final expiration date of all letters of credit issued under the letter of credit sub-facility ("Letters of Credit") shall be no later than five business days prior to the Maturity Date. All Loans shall be required to be repaid as a bullet on the Maturity Date.

Guaranties:     Each direct and indirect subsidiary of the Borrower (each a
                "Guarantor" and, collectively, the "Guarantors") shall be required to provide an unconditional guaranty of all amounts owing under the Credit Facility subject to customary exceptions satisfactory to the Agent. The Guaranties shall contain terms and conditions satisfactory to the Agent.

Security:       All amounts owing under the Credit Facility (and all
                obligations under the Guaranties) will be secured by (x) an exclusive first priority perfected pledge of all capital stock and notes owned by the Borrower and its subsidiaries and (y) an exclusive first priority perfected security interest in substantially all other assets (including, without limitation, receivables, contracts, contract rights, securities, patents, trademarks, other intellectual property, inventory, equipment, and real estate (excluding leaseholds)) owned by the Borrower and its subsidiaries and any and all proceeds thereof, subject
                (in each case) to exceptions satisfactory to the Agent.

                                                                     EXHIBIT A
                                                                        Page 3


                All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to the Agent, and shall effectively create first priority security interests in the property purported to be covered thereby with such exceptions as are acceptable to the Agent in its sole discretion.

Borrowing Base: Up to 85% of Eligible Accounts Receivable (described below) of the Borrower and the Guarantors plus 50% of the net book value of Eligible Equipment (described below) of the Borrower and the Guarantors. Such percentage of Eligible Equipment may be modified in the reasonable discretion of the Agent on or prior to the Closing Date if, in the reasonable discretion of the Agent, the Appraisal Report delivered pursuant to paragraph
                (xv) under "Conditions Precedent to Initial Loans" below reveals that the orderly liquidation value of such Eligible Equipment is materially different than 50% of its net book value.

                Borrowing Base computations shall occur monthly with Borrowing Base Certificates presenting each such computation delivered promptly to the Agent upon completion thereof.

                The definition of "Eligible Accounts Receivable" shall be agreed upon but in any event (i) shall exclude foreign receivables (other than Canadian receivables), intercompany receivables and unbilled receivables, (ii) shall account for reserves for chargebacks, deferred revenue, contras, and accounts past due (with certain cross-aging to be determined) and (iii) shall be subject to account debtor concentration limits applicable to certain account debtors based on their creditworthiness.

                The definition of "Eligible Equipment" shall be agreed upon by the Borrower and the Agent. Such definition (i) shall exclude the book value of the Borrower's "Bazooka Bed" inventory, (ii) shall, in any event, account for reserves for units that are unrentable, obsolete, slow moving or under repair and (iii) may be modified in the reasonable discretion of the Agent if, in the reasonable discretion of the Agent, the results of any Appraisal

                                                                     EXHIBIT A
                                                                        Page 4

                Update delivered pursuant to paragraph (xi) or (xii) under "Covenants" below reveals a material adverse change in the orderly liquidation value or quality of such rental equipment.

Interest Rates: At the Borrower's option, Loans under the Credit Facility may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent for the respective interest period plus the Applicable Margin.

                "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the rate that the Agent announces from time to time as its base rate, as in effect from time to time.

                "Applicable Margin" for the Loans shall mean the percentages set forth in the pricing grid attached hereto as Annex I.

                Interest periods of 1, 2, 3, 6 and, to the extent available to all Lenders, 9 or 12 months shall be available in the case of Eurodollar Loans.

                The Credit Agreement shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. In addition, the Borrower shall pay any breakage costs resulting from the syndication of the Credit Facility which are incurred prior to the earlier of
                (i) the 90th day following the Closing Date or (ii) that date upon which BTCo determines in its sole discretion that the primary syndication has been completed.

                Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three

                                                                     EXHIBIT A
                                                                        Page 5

                months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Eurodollar Loans and upon the maturity of any Loan. All interest and commitment fee and other fee calculations shall be based on a 360/365-day year and actual days elapsed.

Default
Interest:       Overdue principal, interest and other amounts shall bear
                interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to the respective Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary
Prepayments:    Voluntary prepayments may be made at any time without premium or penalty, provided that voluntary prepayments of Eurodollar
                Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Mandatory
Prepayments:    Loans will be required to be repaid and/or Letters of Credit will be required to be cash collateralized at any time to the extent that the sum of (x) the outstanding principal amount of Loans and (y) the stated amount of all outstanding Letters of Credit exceeds the Available Borrowing Amount.

Optional
Commitment
Reductions:     The unutilized portion of the total commitments under the
                Credit Facility may be reduced or terminated by the Borrower at any time without premium or penalty.

Commitment
Fees: 1/2 of 1% per annum of the unutilized total commitment under the Credit Facility, as in effect from time to time, commencing on the Closing Date to and including the termination of the Credit Facility, payable quarterly in arrears and upon the termination of the Credit Facility.

                                                                     EXHIBIT A
                                                                        Page 6

Letter of
Credit Fee:     The equivalent of the Applicable Margin (as in effect from time to time) for Eurodollar Loans (to be shared proportionately by the Lenders in accordance with their participation in the respective Letter of Credit) calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof.

Facing Fee:     1/4 of 1% to be paid to the issuer of a Letter of Credit on the stated amount of each Letter of Credit issued thereby.

Conditions
Precedent:      In addition to conditions precedent typical for this type of facility and any other conditions appropriate in the context of the proposed transaction, the following conditions shall apply:

A.   To the Initial Loans
     --------------------

              (i) The definitive Agreement and Plan of Merger providing for the Recapitalization (the "Recapitalization Agreement") shall be in the form delivered to the Agent and the Required Lenders (as defined below) on or prior to the date hereof, including, without limitation, a $15.50 limitation on the price per share paid pursuant to the Recapitalization and revocation (or action equivalent thereto) of the Borrower's shareholders' rights program, if any. All conditions precedent under the Recapitalization Agreement to the consummation of the Recapitalization shall have been satisfied (and not waived without the consent of the Required Lenders). Such Recapitalization Agreement shall be in full force and effect and any amendment to such Recapitalization Agreement shall be reasonably satisfactory in form and substance to the Agent and the Required Lenders. The Recapitalization shall have been consummated after the receipt of all governmental, regulatory, third party and shareholder approvals in accordance with all applicable laws and the terms set forth in such Recapitalization Agreement. Any state anti-takeover law regulating the

                                                                     EXHIBIT A
                                                                        Page 7

                    Recapitalization shall have been complied with or shall have been reasonably determined by the Agent and the Required Lenders to be invalid or inapplicable to the Recapitalization.

              (ii) All agreements effectuating the Equity Financing shall have been entered into, shall be reasonably satisfactory in form and substance to the Agent and the Required Lenders and shall be in full force and effect. All conditions precedent set forth in such agreements shall have been satisfied (and not waived without the consent of the Required Lenders).
                    The Equity Financing shall have been consummated providing at least $25 million in common equity financing for the Borrower. The Borrower shall have received net cash proceeds from the Equity Financing of not less than $20 million which net cash proceeds shall have been used to finance, in part, as well as to pay fees and expenses in connection with, the Recapitalization (with Rollover Shares and option rollover value representing the remainder of the $25 million of Equity Financing).

              (iii) The Borrower shall have issued the Notes on or prior to the date of the consummation of the Recapitalization. All terms and conditions of, and the documentation (including any amendments thereto) for, the Notes (including, without limitation, subordination provisions, amortization, maturities, interest rates, covenants, defaults, securities, remedies, mandatory repayments and offers to purchase, sinking fund provisions and other terms) shall be satisfactory to the Agent and the Required Lenders. The Notes shall not be secured by any asset of the Borrower or any of its subsidiaries.

              (iv) The aggregate amount of cash necessary to effectuate the Recapitalization shall have been reduced, on or prior to the closing of the Recapitalization, by at least $3.3

                                                                     EXHIBIT A
                                                                        Page 8

                    million in connection with the exercise price of outstanding options.

              (v) The Credit Documents shall have been executed and delivered reflecting the terms and conditions set forth in this Term Sheet and shall otherwise be in form and substance satisfactory to the Agent and the Required Lenders and all conditions to the making of Loans and the issuance of Letters of Credit set forth therein shall have been satisfied or waived on or prior to the Closing Date.

              (vi) All necessary governmental, regulatory and third party approvals and/or consents in connection with the Recapitalization, the transactions contemplated by the Credit Facility and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Recapitalization or the incurrence of Loans. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon, or materially delaying, or making economically unfeasible, the consummation of the Recapitalization or the other transactions contemplated by the Credit Facility.

              (vii) There shall not have occurred after the date hereof any change, event, loss or development in the business of the Borrower and/or any of its subsidiaries (including the incurrence of any liability of any nature, whether accrued, contingent or otherwise) that, taken together with other changes, events, losses or developments with respect to such business, has had or would be reasonably expected to have a Material Adverse Effect on the Borrower and its subsidiaries taken as a whole. Solely for purposes of this paragraph
                    (vii), "Material Adverse Effect" shall mean any effect, change or event which is not disclosed on Schedule

                                                                     EXHIBIT A
                                                                        Page 9

                    5.8 to the Recapitalization Agreement that individually or in the aggregate, when taken together with all similar effects, (i) is or is reasonably likely to be material and adverse to the assets, liabilities, condition (financial or otherwise), results of operations, cash flows or business of the Borrower and its subsidiaries taken as a whole, or (ii) does or is reasonably likely to impair materially the ability of the Borrower or any Guarantor to perform its obligations under the Credit Documents or otherwise to threaten materially or to impede materially the consummation of the Recapitalization, the Senior Secured Facility and/or the other transactions contemplated hereby or thereby.

            (viii) No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Recapitalization, the Senior Secured Funding or any documentation executed in connection therewith, or which the Agent or the Required Lenders shall reasonably determine is reasonably likely to have a materially adverse effect on the Recapitalization or on the business, operations, property, assets, liabilities, condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole.

              (ix) During the period from November 25, 1997 through the Closing Date, the Borrower and its subsidiaries shall have operated their respective businesses in the ordinary course and shall not have sold any substantial part thereof.

              (x) The Agent and the Lenders shall have received legal opinions from counsel, and in form and substance, and covering matters, reasonably acceptable to the Agent, including opinions of local counsel as to the security interests under the relevant jurisdictions. The Agent and the Lenders shall have received a certificate of the Borrower's chief executive officer or chief financial

                                                                     EXHIBIT A
                                                                       Page 10

                    officer, with respect to the solvency of the Borrower and the Guarantors taken as a whole, acceptable to the Agent.

              (xi) The corporate and capital structure of the Borrower and its subsidiaries, and all agreements and organizational documents of such entities and all material agreements related to such corporate and capital structure, shall be reasonably satisfactory to the Agent and the Required Lenders.

              (xii) After giving effect to the Recapitalization, the
                    refinancings contemplated by the Credit Agreement and the financings pursuant to the Credit Facility, there shall be no conflict with, or default under, any material agreement of the Borrower and its subsidiaries (including, without limitation, the documents governing the Notes).

             (xiii) All Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

              (xiv) The Agent shall have received, as soon as possible, (i) to the extent available, audited and unaudited financial statements for the fiscal year of the Borrower ended December 31, 1997, which shall have been prepared in accordance with GAAP and (ii) unaudited monthly financial statements of the Borrower for each month ended after September 1997.

              (xv) The Lenders shall have received and be satisfied with the results of a current complete appraisal analysis by a third party and on a valuation basis acceptable to the Agent with respect to rental equipment of the Borrower and its subsidiaries (the "Appraisal Report"). Such Appraisal Report shall support unutilized availability on the Closing Date satisfactory to BTCo.

                                                                     EXHIBIT A
                                                                       Page 11

              (xvi) The security arrangements as described under the heading
                    "Security" above, shall be in place on terms and conditions and pursuant to documentation reasonably satisfactory to BTCo, such that the Lenders shall have a perfected first priority security interest in all assets of the Borrower and the Guarantors as required above. The Guaranties required under the heading "Guaranties" above shall be in full force and effect pursuant to documentation satisfactory to BTCo.

             (xvii) All costs, fees, expenses (including, without limitation, legal fees and expenses, expenses relating to the ongoing appraisals and other administrative functions, and related out-of-pocket expenses) and other compensation contemplated hereby payable to the Lenders or the Agent shall have been paid to the extent due.

            (xviii) After giving effect to the Recapitalization and the other transactions contemplated hereby, the Borrower and its subsidiaries shall have no other indebtedness outstanding except (x) the Notes, (y) indebtedness under the Credit Facility and (z) such other indebtedness, if any, as shall be permitted to remain outstanding by the Agent.

              (xix) Evidence of insurance coverage in amount and scope
                    reasonably satisfactory to BTCo, and the delivery of endorsements, all in form and substance reasonably satisfactory to the Agent, (x) naming the Agent, for the benefit of each Lender, as loss payee with respect to all casualty coverages and containing other customary loss payable provisions and (y) naming the Agent, for the benefit of each Lender, as additional insured for all general liability coverages.

B.  Conditions To All Loans
    -----------------------

              Absence of material adverse change, absence of default or event of default under the Credit Facility, continued accuracy of

                                                                     EXHIBIT A
                                                                       Page 12

                representations and warranties and receipt of such documentation as shall be reasonably required by the Agent.

Representations
and Warranties: Those representations and warranties which are usual and customary for these types of facilities, and such additional representations and warranties as are appropriate under the circumstances, including, but not limited to:

                (i)     Corporate existence.

                (ii)    Corporate power and authority/enforceability.

                (iii) No violation of law or organizational documents or material contracts.

                (iv)    No material litigation.

                (v) Correctness of specified financial statements and other financial information and no material adverse change.

                (vi) No required governmental or third party approvals (except as have been obtained and which are in full force and effect).

                (vii)   Use of proceeds/compliance with margin regulations.

                (viii)  Material environmental matters.

                (ix)    Perfected security interests.

                (x)     Payment of taxes.

                (xi) Not an investment company or public utility holding company.

                (xii)   Solvency.

                                                                     EXHIBIT A
                                                                       Page 13
              (xiii)  Compliance with laws (including ERISA).

Covenants:    Those covenants usual and customary for these types of facilities
              (containing certain exceptions and appropriate baskets to be negotiated) and any additional covenants appropriate in the context of the proposed transaction. Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

              (i) Restrictions on additional indebtedness, liens, restricted payments, dividends, permitted investments (exclusive of existing investments), sale-leaseback transactions, lease payments, transactions with affiliates (including, without limitation, restrictions on related-party advances and guarantees) and formation of subsidiaries.

              (ii)   Restrictions on capital expenditures.

              (iii) Restrictions against mergers, acquisitions, joint ventures, partnerships and dispositions of assets (other than certain dispositions of assets in the ordinary course of business).

              (iv)   Maintenance of existence and properties.

              (v) Various financial covenants customary for a transaction of this type, including, without limitation, a maximum leverage test, a minimum fixed charge test and an interest coverage test.

              (vi)   Adequate insurance coverage.

              (vii)  ERISA covenants.

              (viii) Restrictions on amendments of organization documents.

              (ix) Restrictions on refinancings and amendments to documentation relating to other indebtedness (including, without limitation, the Notes).

                                                                     EXHIBIT A
                                                                       Page 14

              (x)    Financial reporting and visitation and inspection rights.

              (xi) Annual updates of the Appraisal Report shall be provided to the Lenders upon the request of the Collateral Agent, which request shall be made in the commercially reasonable judgment of the Collateral Agent (the "Annual Appraisal Updates"). Annual Appraisal Updates shall be conducted on a desktop basis.

              (xii) An additional appraisal analysis (which shall be conducted on a physical inspection basis) with respect to the rental equipment of the Borrower and its subsidiaries (the "Additional Appraisal Updates, and together with the Annual Appraisal Updates, the "Appraisal Updates") shall be provided to each of the Lenders upon request of the Agent at any time that (x) a Default or Event of Default shall have occurred or (y) the Agent shall have determined in its reasonable discretion that there may have been a materially negative change in the orderly liquidation value or quality of the rental equipment of the Borrower and its subsidiaries.

              (xiii) Conduct of business consistent with past practice.

              (xiv)  Compliance with laws including environmental laws.

              (xvi)  Payment of taxes.

              (xv)   Lines of business.

Events of
Default and
Acceleration:    Those usual and customary for these types of facilities and any additional ones appropriate in the context of the proposed transaction, including but not limited to:

                                                                     EXHIBIT A
                                                                       Page 15

              (i) Failure to pay principal and, subject to appropriate grace periods, interest, fees and other amounts under the Credit Documents when due.

              (ii) Violation of covenants under the Credit Documents (subject to grace periods, where appropriate).

              (iii) Representations and warranties not true and correct in any material respect.

              (iv) Cross payment defaults, cross non-payment defaults permitting acceleration and cross acceleration to indebtedness, in each case in excess of a certain dollar threshold.

              (v) Judgment defaults (not paid or fully paid or covered by insurance) in excess of a certain dollar threshold.

              (vi)   Bankruptcy and insolvency.

              (vii)  Change of ownership or control.

              (viii) Change in the majority membership of the board of
                     directors of the Borrower.

              (ix)   ERISA.

Assignments and
Obligations under
Participations:  The Borrower may not assign its rights or obligations under the
                 Credit Facility without the prior written consent of the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Credit Facility, subject
                 (i) in the case of participations, to customary restrictions on the voting rights of the participants and (ii) in the case of assignments, to such limitations as may be established by the Agent, including without limitation, the consent of the Agent, the payment of a fee equal to $3,500 to the Agent by the assignor or assignee lender (other than in

                                                                     EXHIBIT A
                                                                       Page 16

               connection with an assignment to another existing Lender, to an existing Lender's affiliate or to a Federal Reserve Bank) and a minimum assignment amount of $5 million (other than in connection with an assignment to another existing Lender, to an existing Lender's affiliate or to a Federal Reserve Bank). The Credit Agreement shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Facility and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law;
Documentation: The Lenders' commitments will be subject to the negotiation, exe-
               cution and delivery of the Credit Documents (including security documentation, guaranties, etc.) consistent with the terms of this letter, in each case prepared by White & Case, counsel to the Agent, and in form and substance satisfactory to the Agent (including, without limitation, as to the terms, conditions, representations, covenants and events of default contained therein). All documentation shall be governed by New York law.

Required
Lenders: Lenders holding a majority of the aggregate loans and commitments under the Credit Facility.

Indemnities:   The Credit Documents will contain customary indemnities for the
               Agent and the Lenders.

                                                                         ANNEX I
                                                                         -------

                                  PRICING GRID
                                  ------------

                      DEBT/           LIBOR      PRIME      L/C
        LEVEL         EBITDA          MARGIN     MARGIN     FEE
        -------  -----------------    ------     ------    ----
        I        (less than)3.0        1.50       0.25     1.50
        II       3.0-3.5               1.75       0.50     1.75
        III      3.5-4.0               2.00       0.75     2.00
        IV       4.0-4.5               2.25       1.00     2.25
        V        (greater than)4.5     2.50       1.25     2.50

Notwithstanding anything above, the Applicable Margin for the Loans shall be the Level IV percentages for the period commencing on the Closing Date and ending on the fiscal quarter end date which occurs closest to, but not prior to, the date which is six months following the Closing Date.